UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Cementos Pacasmayo S.A.A. Announces Consolidated Results for Second Quarter 2019

Lima, Peru, July 17, 2019 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the second quarter (“2Q19”) ended June 30, 2019. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

2Q19 Financial and Operational Highlights:

(All comparisons are to 2Q18, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased 11.8% mainly due to higher sales to the public sector, for El Niño reconstruction spending, as well as some infrastructure projects which we have started serving this quarter.

●	Revenues increased 11.9% primarily due to the increase in sales volume described above, as well as an increase in average cement and concrete prices, which was offset by the decrease in quicklime sales.

●	Net Income of S/ 32.2 million, a 37.0% increase mainly due to higher operating income.

●	Consolidated EBITDA of S/ 94.3 million; an 11.3% increase, primarily due to increased sales

●	Cement EBITDA margin of 29.2%, 1.1 percentage points lower, mainly due to higher-priced clinker used in April due to maintenance in Pacasmayo. EBITDA margin was over 30% for both May and June, and we expect margins to continue this recovery in the following months.

●	Good Corporate Governance Index. Cementos Pacasmayo was included in the Lima Stock Exchange Good Corporate Governance Index (“BVL IBGC”) for tenth consecutive year.

6M19 Financial and Operational Highlights:

(All comparisons are to 6M18, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased 8.5%, mainly due to higher sales to the public sector, for El Niño reconstruction spending, as well as to the city of Iquitos which we have started serving more aggressively this year.

●	Revenues increased 5.3%, primarily due to the increase in sales volume described above, offset by lower quicklime sales.

●	Net Income of S/ 62.3 million, a 17.1% increase mainly due to higher operating income.

●	Consolidated EBITDA of S/ 187.9 million; a 5.0% increase, primarily due to increased sales

●	Cement EBITDA margin of 29.6%, 0.5 percentage points lower, mainly due higher-priced clinker used in March and April due to maintenance in Pacasmayo.

	Financial and Operating Results
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Financial and Operating Results
Cement, concrete and precast shipments (MT)	597.8	534.5	11.8%		1,190.7	1,097.1	8.5%
In millions of S/
Sales of goods	321.8	287.5	11.9%		634.8	602.8	5.3%
Gross profit	113.8	104.5	8.9%		225.6	224.9	0.3%
Operating profit	62.2	52.4	18.7%		123.8	115.0	7.7%
Net income	32.2	23.5	37.0%		62.3	53.2	17.1%
Consolidated EBITDA	94.3	84.7	11.3%		187.9	179.0	5.0%
Cement EBITDA /1	93.9	87.0	7.9%		187.9	181.7	3.4%
Gross Margin	35.4%	36.3%	-0.9	pp.	35.5%	37.3%	-1.8	pp.
Operating Margin	19.3%	18.2%	1.1	pp.	19.5%	19.1%	0.4	pp.
Net income Margin	10.0%	8.2%	1.8	pp.	9.8%	8.8%	1.0	pp.
Consolidated EBITDA Margin	29.3%	29.5%	-0.2	pp.	29.6%	29.7%	-0.1	pp.
Cement EBITDA Margin	29.2%	30.3%	-1.1	pp.	29.6%	30.1%	-0.5	pp.

1/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17.

Management Comments

During the second quarter of 2019, we have seen an outstanding boost in volumes, which grew almost 12% when compared to the same period last year. Most of this growth came from public sector spending, as the El Niño reconstruction continues to materialize into surplus volumes. Given that we have new local authorities that are still settling into their new roles since January 1st, 2019, we are convinced that during the second half of the year and in 2020 we should see further acceleration in public spending. Furthermore, we are pleased to see that we have been able to use this opportunity to showcase our non-bagged cement products and move towards our 2030 vision, as concrete and precast sales have significantly increased this quarter. Concrete sales increased over 40% this quarter year-on-year, continuing the positive trend we started seeing last year. We firmly believe this trend will continue and strengthen in the upcoming months since we just recently started shipping concrete to a shopping center in Chiclayo and to the Talara Refinery to a greater extent, which will bring further volume growth in the upcoming quarters.

Precast sales reached a record during this quarter, with most of the demand coming from El Niño reconstruction works. Our precast plant in Piura is currently in its ramp up process and we expect to increase capacity in the upcoming months to satisfy the increasing demand. We also have a new heavy precast plant in Piura, fully integrated with our cement plant, in line with our strategy as a building solutions company. This plant seeks to provide new building solutions that satisfy the client’s needs. Our Plant has an approximate production capacity of 6,000 tons of precast products per month and is prepared to serve any type of infrastructure project (hangars, warehouses, parking lots) road projects (pedestrian beams, bridges, New Jersey walls), civil works (piles, planks, fences or others) and special solutions upon request. We would specially like to mention the marine outfall we are providing to the Talara Refinery. We are currently developing the longest precast marine outfall in South America, which will be 1,500 linear meters long, made up of 489 tubes. We are very pleased with the development of this solution, which sets us out as pioneers in the heavy precast business in Peru.

In terms of our strategy, we would like to let you know that we have developed a new sales prospecting area in our company. We are convinced that this is key to understanding and anticipating our clients’ needs and hence provide them with the best possible building solution. The team in charge is actively on the lookout for new projects where cement and precast materials can be used, and also carries a responsibility to educate about the benefits and uses of concrete. One of the most important areas to focus on currently is concrete pavement. As we have mentioned before, we are successfully moving towards more roads being built with concrete, especially in rainy areas where it is clearly beneficial and more durable to use concrete. We have identified 8 thousand km of roads in the North that need to be built or repaired. Our target is to capture the largest possible portion of these roads to be built with concrete.

To summarize, this has been an excellent quarter both in terms of sales volume and operating results, and in the progress of our long-term strategy and vision. We feel very confident that we will be able to continue delivering growth and value generation for our stakeholders.

Economic Overview 2Q19:

Although national economic activity has slowed down during this first semester, local sales have remained strong. There has been a downward revision of GDP growth for the year, from 3.7% expected in January to 3.2%, according to Apoyo Consultoría, mainly due to temporary factors such as the anticipated decrease in mining production and the reduction in public investment due to changes in local authorities. During the first half of the year, local authorities have only spent, on average, 20% of the annual budget. However, public spending should pick up during the second half of the year, as authorities settle in, and private investment in mining should also pick up, due to the construction of 3 new mines: Quellaveco, Mina Justa and the expansion of Toromocho. Furthermore, non-primary sectors will power economic growth in 2019 and 2020, primarily construction and agriculture (which in turn has a spillover effect on self-construction as it generates employment).

Even though the escalating tensions between the United States and China have increased the risks of a global slow down, Peru continues to be well positioned to face a period of potential financial turbulence. We expect a fiscal deficit of 2.1%, below the 2.3% posted last year. Therefore, gross public debt as a percentage of GDP will remain below the legal limit of 30% and also remain as one of the lowest in the region.

This week, Southern Peru Copper Corporation obtained the construction license for its Tia Maria project in the South of Peru. This project has been in the backlog for many years due to social problems. The Company has announced that it will not begin construction until a proper dialogue is established with the community.

Finally, part of the reason for the slowdown in expected growth has been the low level of private investment. According to Apoyo Consultoría, local executives believe that the political tensions between the President and Congress are the main factor behind the slow progress of the private investment plans.

Source: Apoyo Consultoría

Peruvian Cement Industry Overview:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)
Plant	2015	2016	2017	2018	Apr-19 LTM	% part
Pacasmayo group	2,310	2,285	2,267	2,364	2,400	20.8%
Imports	12	-	76	32	22	0.2%
Total	2,322	2,285	2,343	2,396	2,422	21.0%

Central Region (thousands of metric tons)
Plant	2015	2016	2017	2018	Apr-19 LTM	% part
UNACEM	5,546	5,110	4,993	5,058	5,164	44.8%
Caliza Inca	357	347	387	448	468	4.1%
Imports	507	490	496	885	856	7.4%
Total	6,410	5,947	5,876	6,391	6,488	56.3%

Southern Region (thousands of metric tons)
Plant	2015	2016	2017	2018	Apr-19 LTM	% part
Yura group	2,480	2,645	2,618	2,597	2,539	22.0%
Imports	3	18	42	65	81	0.7%
Total	2,483	2,663	2,660	2,662	2,620	22.7%

Total, All Regions	11,215	10,895	10,879	11,449	11,530	100.0%

*Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

Infrastructure Investment in the Area of Influence:

Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years.

Source: Company filings, Proinversion, MINEM

There are some medium-sized projects that are ongoing or close to execution between 2019 and 2020 which are listed below. Most of these projects will demand concrete, pavement and other precast products which is very important in terms of our new strategy as a building solutions company. This quarter we started shipping concrete to the Mall Aventura in Chiclayo, to the School for Non-Commissioned Officers in Tarapoto, and increased our concrete supply to the Auxiliary Units for Talara. We also expect to start providing cement to the Chiclayo Airport during 3Q19.

PROJECTS
R3	Piura Airport
Auxiliary Units Talara
Av. Bayovar
R2	Chiclayo Airport
Mall-Aventura Chiclayo
AUNA Clinic
R1	Salaverry Port
Casma, Huarmey, Viru Bypasses
Chimbote Bypass
Magistral Mine
R4	North Peruvian Pipeline
María Auxiliadora Hospital
School for Non-Commissioned Officers

Also, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño in 2017, based on Government’s Reconstruction Plan. We have started seeing some acceleration in shipments for reconstruction during this quarter. The government has announced that 7 billion soles will be transferred this year, of which almost S/ 4.3 billon have already been transferred to date. This is already S/ 1 billion more than what was transferred in all of 2018.

Operating Results:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Pacasmayo Plant	323.0	259.7	24.4%	619.0	523.7	18.2%
Rioja Plant	68.3	58.1	17.6%	138.3	120.8	14.5%
Piura plant	211.6	209.6	1.0%	442.5	440.0	0.6%
Total	602.9	527.4	14.3%	1,199.8	1,084.5	10.6%

Cement production volume at the Pacasmayo plant increased 24.4% compared to 2Q19 and 18.2% in 6M19 compared to 6M18, mainly due to increased sales volume primarily in the southern part of our area of influence.

Cement production volume at the Rioja Plant increased 17.6% in 2Q19 compared to 2Q18, and 14.5% in 6M19 compared to 6M18, mainly due to increased sales volumes, particularly to the Iquitos market which we have started serving more aggressively this year.

Cement production volume at the Piura Plant in 2Q19 and in 6M19 remained flat year-on-year, mainly due to higher sales coming from the southern part of our area of influence which is served by the Pacasmayo plant.

Total cement production volumes increased 14.3% in 2Q19 compared to 2Q18, and 10.6% in 6M19 compared to 6M18, in line with the increased demand mentioned above.

Clinker Production Volume

(thousands of metric tons)

	Production
	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Pacasmayo Plant	214.0	216.1	-1.0%	393.0	437.5	-10.2%
Rioja Plant	58.9	46.5	26.7%	113.5	97.8	16.1%
Piura Plant	68.0	260.7	-73.9%	317.2	335.5	-5.5%
Total	340.9	523.3	-34.9%	823.7	870.8	-5.4%

Clinker production volume at the Pacasmayo plant in 2Q19 remained in line with 2Q18, and decreased 10.2% in 6M19 compared to 6M18, mainly due planned preventive maintenance of the kiln during March and April.

Clinker production volume at the Rioja plant increased 26.7% in 2Q19 compared to 2Q18, and 16.1% in 6M19 compared to 6M18, in line with increased cement production.

Clinker production volume at the Piura plant decreased 73.9% in 2Q19 and 5.5% in 6M19 when compared to 2Q18 and 6M18 respectively, mainly due to planned preventive maintenance of our kiln in 2Q19. It is important to mention that we had enough inventory of our own clinker in the Piura plant to cover our needs during this maintenance.

Quicklime Production Volume

(thousands of metric tons)

	Production
	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Pacasmayo Plant	23.2	43.7	-46.9%	42.8	70.2	-39.0%

Quicklime production volume decreased 46.9% in 2Q19 and 39.0% in 6M19, compared to 2Q18 and 6M18 respectively, mainly due to decreased demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Cement	44.6%	35.8%	8.8	pp.	42.7%	36.1%	6.6	pp.
Clinker	57.1%	57.6%	-0.5	pp.	52.4%	58.3%	-5.9	pp.
Quicklime	38.7%	72.8%	-34.1	pp.	35.7%	58.5%	-22.8	pp.

Cement production utilization rate at the Pacasmayo plant increased 8.8 percentage points in 2Q19 when compared to 2Q18, and 6.6 percentage points in 6M19 compared to 6M18, mainly due to increased demand from the southern part of our area of influence.

Clinker production utilization rate in 2Q19 remained in line with 2Q18 and decreased 5.9 percentage points in 6M19 compared to 6M18, mainly due to planned preventive maintenance of the kiln in March and April.

Additionally, the quicklime production utilization rate decreased 34.1 percentage points during 2Q19 compared with 2Q18, and 22.8 percentage points in 6M19 compared to 6M18, in line with decreased demand.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Rioja Plant Utilization Rate

	Utilization Rate
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Cement	62.1%	52.8%	9.3	pp.	62.9%	54.9%	8.0	pp.
Clinker	84.1%	66.5%	17.6	pp.	81.1%	69.8%	11.3	pp.

The cement production utilization rate at the Rioja plant was 62.1% in 2Q19 and 62.9% in 6M19; a 9.3 percentage point increase as compared to 2Q18 and 8.0 percentage point increase as compared to 6M18, mainly due to the increased demand mentioned above.

The clinker production utilization rate at the Rioja plant was 84.1% in 2Q19 and 81.1% in 6M19; 17.6 percentage points higher than 2Q18 and 11.3 percentage points higher than 6M18, in line with increased demand and some production for inventory purposes.

Piura Plant Utilization Rate

	Utilization Rate
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Cement	52.9%	52.4%	0.5	pp.	55.3%	55.0%	0.3	pp.
Clinker	27.2%	104.3%	-77.1	pp.	63.4%	67.1%	-3.7	pp.

The cement production utilization rate at the Piura plant was 52.9% in 2Q19, and 55.3% in 6M19, in line with 2Q18 and 6M18 respectively.

The clinker production utilization rate at the Piura plant was 27.2% in 2Q19; 77.1 percentage points lower than in 2Q18, mainly due to planned preventive maintenance of the kiln during 2Q19, as well as unusually high production during 2Q18. In 6M19 the clinker production utilization rate at the Piura plant was 63.4%; 3.7 percentage points lower than 6M18.

Consolidated Utilization Rate

	Utilization Rate
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Cement	48.8%	42.7%	6.1	pp.	48.6%	43.9%	4.7	pp.
Clinker	49.1%	75.3%	-26.2	pp.	59.3%	62.6%	-3.3	pp.

The consolidated cement production utilization rate was 48.8% in 2Q19, and 48.6% in 6M19; 6.1 percentage points and 4.7 percentage points higher than in 2Q18 and 6M18 respectively. This was mainly due to higher cement demand.

The consolidated clinker production utilization rate was 49.1% in 2Q19; 26.2 percentage points lower than in 2Q18, mainly due to planned preventive maintenance of the kiln in Piura and Pacasmayo during this quarter. During 6M19, the consolidated clinker production utilization rate was 59.3%; a 3.3 percentage points decrease compared to 6M18, mainly due planned preventive maintenance of the main kilns in Piura and Pacasmayo during this period.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Sales of goods	321.8	287.5	11.9%	634.8	602.8	5.3%
Gross Profit	113.8	104.5	8.9%	225.6	224.9	0.3%
Total operating expenses, net	-51.6	-52.2	-1.1%	-101.8	-110.0	-7.5%
Operating Profit	62.2	52.4	18.7%	123.8	115.0	7.7%
Total other expenses, net	-18.4	-17.9	2.8%	-37.4	-37.5	-0.3%
Profit before income tax	43.8	34.4	27.3%	86.4	77.5	11.5%
Income tax expense	-11.6	-11.0	5.5%	-24.1	-24.2	-0.4%
Profit for the period	32.2	23.5	37.0%	62.3	53.2	17.1%

During 2Q19, revenues increased 11.9% year-on-year due to a sustained recovery in cement, concrete and precast sales volume, as well as an increase in the average selling price for these products, which was partially offset by lower quicklime sales. Gross profit increased to a lesser extent (8.9%) in 2Q19 compared to 2Q18, mainly due to maintenance costs in Piura and Pacasmayo. Profit for the period increased 37.0% in 2Q19 compared to 2Q18, primarily due to higher sales and higher operating profit.

During 6M19, revenues increased by 5.3%, mainly due to the recovery in sales volume. Gross profit increased to a lesser extent (0.3%), mainly due to the use of higher-priced clinker during maintenance of the main kiln in Pacasmayo. Profit for the period increased by 17.1%, mainly due to operational efficiencies and higher revenues.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Sales of goods	296.2	255.3	16.0%		585.7	533.3	9.8%
Cost of Sales	-184.4	-152.9	20.6%		-362.2	-312.9	15.8%
Gross Profit	111.8	102.4	9.2%		223.5	220.4	1.4%
Gross Margin	37.7%	40.1%	-2.4	pp.	38.2%	41.3%	-3.1	pp.

Sales of cement, concrete and precast increased 16.0%, reflecting higher sales volume and higher average prices of cement, concrete and precast. Gross margin decreased 2.4 percentage points during 2Q19 compared to 2Q18 mainly due to the use of higher-priced clinker during maintenance of the kiln in Pacasmayo in April. We expect to see margin improvement during the upcoming months as we reduce production costs and benefit from operational efficiencies.

During 6M19, net sales of cement, concrete and precast increased 9.8%, mainly due to an increase in sales volume of cement and concrete. Gross margin decreased 3.1 percentage points during 6M19 compared to 6M18, mainly due to the use of higher-priced clinker mentioned above, as well as increased sales of concrete to small and medium-sized companies.

Sales of cement represented 83.9% of cement, concrete and precast sales during 2Q19.

	Cement
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Sales of goods	248.4	220.6	12.6%		499.2	467.1	6.9%
Cost of Sales	-144.8	-121.0	19.7%		-286.8	-251.7	13.9%
Gross Profit	103.6	99.6	4.0%		212.4	215.4	-1.4%
Gross Margin	41.7%	45.1%	-3.4	pp.	42.5%	46.1%	-3.6	pp.

Sales of cement increased 12.6% in 2Q19 compared to 2Q18, mainly due to increased sales volume, primarily to the public sector, for El Niño reconstruction spending and some medium-sized infrastructure projects, as well as higher average prices. Gross margin decreased 3.4 percentage points, mainly due to the use of higher-priced clinker mentioned above.

During 6M19 cement sales increased 6.9% compared to 6M18, mainly due to increased demand particularly from the public sector for small and medium sized projects, primarily El Niño reconstruction, as well as an increase in the average price. Gross margin decreased 3.6 percentage points, mainly due to the above-mentioned reasons.

Sales of concrete represented 14.3% of cement, concrete and precast sales during 2Q19.

	Concrete
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Sales of goods	42.5	30.1	41.2%		75.8	55.4	36.8%
Cost of Sales	-35.0	-27.3	28.2%		-66.1	-51.0	29.6%
Gross Profit	7.5	2.8	N/R		9.7	4.4	N/R
Gross Margin	17.6%	9.3%	8.3	pp.	12.8%	7.9%	4.9	pp.

Sales of concrete increased 41.2% during 2Q19 compared to 2Q18, and 36.8% in 6M19 compared to 6M18, mainly due to increased demand from small and medium size projects, as well as some larger infrastructure projects that began during this quarter. Gross margin increased 8.3 percentage points in 2Q19 compared to 2Q18 and 4.9 percentage points in 6M19 compared to 6M18, mainly due to higher dilution of fixed costs as demand increases, as well as higher average prices.

Sales of precast represented 1.8% of cement, concrete and precast sales during 2Q19.

	Precast
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Sales of goods	5.4	4.6	17.4%		10.7	10.8	-0.9%
Cost of Sales	-4.6	-4.6	-		-9.3	-10.2	-8.8%
Gross Profit	0.8	0.0	N/R		1.4	0.6	N/R
Gross Margin	14.8%	0.0%	14.8	pp.	13.1%	5.6%	7.5	pp.

During 2Q19 precast sales increased 17.4% compared to 2Q18, mainly due to increased sales for El Niño reconstruction related projects. Gross margin also increased 14.8 percentage points, as we prioritized sales of higher margin products.

During 6M19, precast sales remained flat when compared to 6M18, mainly due to lower sales during 1Q19. However, gross margin increased 7.5 percentage points in 6M19 compared to 6M18, mainly due to sales of higher margin products.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Sales of goods	10.2	16.7	-38.9%		17.6	36.3	-51.5%
Cost of Sales	-9.3	-15.5	-40.0%		-16.6	-32.9	-49.5%
Gross Profit	0.9	1.2	-25.0%		1.0	3.4	-70.6%
Gross Margin	8.8%	7.2%	1.6	pp.	5.7%	9.4%	-3.7	pp.

Quicklime sales decreased 38.9% in 2Q19 and 51.5% in 6M19 compared to 2Q18 and 6M18 respectively, mainly due to decreased sales volume and changes in the sales mix. Gross margin increased by 1.6 percentage points in 2Q19 compared to 2Q18. In 6M19, gross margin decreased by 3.7 percentage points compared to 6M18, due to the lower demand mentioned above, as well as lower dilution of fixed costs.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	2Q19	2Q18	% Var.		6M19	6M18	% Var.
Sales of goods	15.3	15.5	-1.3%		31.4	32.5	-3.4%
Cost of Sales	-14.2	-14.6	-2.7%		-30.3	-31.6	-4.1%
Gross Profit	1.1	0.9	22.2%		1.1	0.9	22.2%
Gross Margin	7.2%	5.8%	1.4	pp.	3.5%	2.8%	0.7	pp.

During 2Q19, construction supply sales remained in line with 2Q18. Gross margin increased 1.4 percentage points.

During 6M19, sales of construction supplies decreased by 3.4% compared to 6M18 and gross margin increased 0.7 percentage points during the same period.

Operating Expenses:

Administrative Expenses

(in millions of Soles S/)

	Administrative expenses
	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Personnel expenses	22.0	21.0	4.8%	42.5	43.0	-1.2%
Third-party services	12.2	14.4	-15.3%	24.0	26.6	-9.8%
Board of directors	1.7	1.7	0.0%	3.3	3.3	0.0%
Depreciation and amortization	3.5	2.7	29.6%	6.8	5.6	21.4%
Other	2.6	3.0	-13.3%	6.4	6.2	3.2%
Total	42.0	42.8	-1.9%	83.0	84.7	-2.0%

Administrative expenses decreased 1.9% in 2Q19 compared to 2Q18 and 2.0% in 6M19 compared to 6M18, despite increased sales, mainly due to a decrease in third-party services because of lower mining lease payments from Salmueras, as we try to maintain these expenses to the minimum, as well as a decrease in consultancy services.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Personnel expenses	6.2	5.0	24.0%	12.8	10.3	24.3%
Advertising and promotion	2.0	3.0	-33.3%	3.4	7.7	-55.8%
Other	2.2	2.0	10.0%	4.3	3.7	16.2%
Total	10.4	10.0	4.0%	20.5	21.7	-5.5%

Selling expenses increased 4.0% in 2Q19 compared to 2Q18, in line with increased sales. During 6M19, selling expenses decreased 5.5% compared to 6M18, mainly due to decreased advertising and promotion expenses due to budget adjustments.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

EBITDA Reconciliation:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	2Q19	2Q18	Var %.	6M19	6M18	Var %.
Net Income	32.2	23.5	37.0%	62.3	53.2	17.1%
+ Income tax expense	11.6	11.0	5.5%	24.1	24.2	-0.4%
- Finance income	-0.5	-0.5	0.0%	-0.8	-0.8	0.0%
+ Finance costs	19.0	18.0	5.6%	38.5	37.4	2.9%
+/- Net loss on the valuation of trading derivative financial	-	-	N/R	1.0	-	N/R
+/- Net loss from exchange rate	-0.1	0.4	N/R	-1.3	0.9	N/R
+ Depreciation and amortization	32.1	32.3	-0.6%	64.1	64.0	0.2%
Consolidated EBITDA	94.3	84.7	11.3%	187.9	179.0	5.0%
EBITDA from Salsud *	-0.4	2.3	N/R	0.0	2.7	N/R
Cement EBITDA	93.9	87.0	7.9%	187.9	181.7	3.4%

*	Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17

Consolidated EBITDA increased 11.3% in 2Q19 compared to 2Q18 mainly due to higher operating profit, both from higher sales volume and average prices, as well as lower administrative expenses as a percentage of sales.

During 6M19, consolidated EBITDA increased 5.0% compared to 6M18, mainly due to higher sales and higher operating profit.

Cash and Debt Position:

Cash:

Consolidated Cash

(in millions of Soles S/)

As of June 30, 2019, the Company’s cash position was S/ 35.4 million (US$ 10.8 million). This balance includes certificates of deposit in the amount of S/ 22.1 million (US$ 6.7 million), distributed as follows:

Certificates of deposits in Nuevos Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 4.0	2.80%	June 28, 2019	July 4, 2019
Banco de Crédito del Perú	S/. 5.0	2.90%	June 28, 2019	July 11, 2019
	S/. 9.0

Certificates of deposits in U.S. Dollars

Bank	Amount (USD)	Interest Rate	Initial Date	Maturity Date
Banco Scotiabank	USD 4.0	2.15%	June 27, 2019	August 5, 2019
	USD 4.0

The remaining balance of S/ 13.3 million (US$ 4.1 million) is held mainly in the Company’s bank accounts, of which US$ 1.3 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	73.2	-	400.7	570.0	1,043.9
Future interest payments	59.2	116.2	96.7	251.4	523.5
Total	132.4	116.2	497.4	821.4	1,567.4

As of June 30, 2019, the Company’s total outstanding debt reached S/ 1,075.9 million (US$ 327.2 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuance of the local bond issued in January, 2019 and short-term loans.

As of June 30, 2019, the Company maintains cross currency swap hedging agreements in the amount of US$ 150 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt is S/ 1,043.9 million (US$ 317.5 million).

As of June 30, 2019, Net Adjusted Debt/EBITDA ratio was 2.7x

Capex

Capex

(in millions of Soles S/)

As of June 30, 2019, the Company invested S/ 27.8 million (US$ 8.5 million), allocated to the following projects:

Projects	6M19
Pacasmayo Plant Projects	9.1
Concrete and aggregates equipment	10.8
Rioja Plant Projects	2.0
Piura Plant Projects	5.9
Total	27.8

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With more than 61 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.288 per US$ 1.00, which was the exchange rate, reported as of June 30, 2019 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

	As of jun-19	As of Dec-18
	S/ (000)	S/ (000)
Assets
Current Assets
Cash and cash equivalents	35,425	49,067
Trade and other receivables	114,166	99,724
Income tax prepayments	50,026	36,748
Inventories	469,227	424,783
Prepayments	22,090	5,765
Total current assets	690,934	616,087

	As of jun-19	As of Dec-18
	S/ (000)	S/ (000)
Non-current assets
Trade and other receivables	5,359	4,532
Prepayments	247	342
Financial instruments designated at fair value through other comprehensive income	18,581	26,883
Derivative financial instruments	2,709	12,268
Property, plant and equipment	2,115,721	2,152,724
Intangible assets	45,592	40,881
Right of use assets	82	-
Goodwill	4,459	6,325
Deferred income tax assets	5,019	3,098
Other assets	222	105
Total non-current assets	2,197,991	2,247,158
Total assets	2,888,925	2,863,245

	As of jun-19	As of Dec-18
	S/ (000)	S/ (000)
Liabilities and equity
Current liabilities
Trade and other payables	153,820	151,320
Interest- bearing loans and borrowings	73,189	60,822
Income tax payable	1,179	-
Provisions	6,527	46,453
Total current liabilities	234,715	258,595

	As of jun-19	As of Dec-18
	S/ (000)	S/ (000)
Non-current liabilities
Interest-bearing loans and borrowings	999,168	1,022,555
Lease liabilities	100	-
Other non-current provisions	5,876	5,377
Deferred income tax liabilities	137,829	125,355
Total non-current liabilities	1,142,973	1,153,287
Total liabilities	1,377,688	1,411,882

	As of jun-19	As of Dec-18
	S/ (000)	S/ (000)
Equity
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Treasury shares	-121,258	-121,258
Additional paid-in capital	432,779	432,779
Legal reserve	174,869	168,356
Other accumulated comprehensive results	-14,669	-11,946
Retained earnings	575,368	519,285
Equity attributable to equity holders of the parent	1,511,236	1,451,363
Non-controlling interests	1	-
Total equity	1,511,237	1,451,363
Total liabilities and equity	2,888,925	2,863,245

Interim condensed consolidated statements of profit or loss

For the three and six-month periods ended June 30, 2019 and June 30, 2018 (unaudited)

	2Q19	2Q18	6M19	6M18
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Revenue from contracts with customers	321,812	287,540	634,810	602,791
Cost of sales	-208,018	-183,023	-409,198	-377,866
Gross profit	113,794	104,517	225,612	224,925
Operating income (expenses)
Administrative expenses	-41,957	-42,753	-82,983	-84,674
Selling and distribution expenses	-10,387	-9,953	-20,513	-21,691
Other operating income (expenses), net	760	544	1,693	-3,604
Total operating expenses, net	-51,584	-52,162	-101,803	-109,969

Operating profit	62,210	52,355	123,809	114,956
Other income (expenses)
Finance income	472	469	819	816
Financial costs	-18,984	-17,987	-38,466	-37,391
Loss on the valuation of trading derivative financial instruments	-31	-	-1,025	-
Gain (loss) from exchange difference, net	123	-393	1,276	-931
Total other expenses, net	-18,420	-17,911	-37,396	-37,506

Profit before income tax	43,790	34,444	86,413	77,450
Income tax expense	-11,604	-10,992	-24,082	-24,206
Profit for the period	32,186	23,452	62,331	53,244
Attributable to:
Equity holders of the parent	32,186	25,012	62,331	54,821
Non-controlling interests	-	-1,560	-	-1,577
Net income	32,186	23,452	62,331	53,244

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent ($/ per share)	0.08	0.06	0.15	0.13

Interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2019 and June 30, 2018 (unaudited)

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain on financial instruments designated at fair value S/ (000)	Unrealized gain on cash flow hedge S/ (000)	Retained earnings S/ (000)	Total S/ (000)	Non-controlling interests S/ (000)	Total equity S/ (000)

Balance as of January 1, 2018	423,868	40,279	-119,005	432,779	160,686	-	-43,699	611,652	1,506,560	148	1,506,708
Profit for the period	-	-	-	-	-	-	-	54,821	54,821	-1,577	53,244
Other comprehensive income	-	-	-	-	-	4,002	-4,136	-	-134	-	-134
Total comprehensive income	-	-	-	-	-	4,002	-4,136	54,821	54,687	-1,577	53,110
Appropriation of legal reserve	-	-	-	-	5,482	-	-	-5,482	-	-	-
Contributions of non-controlling interests	-	-	-	-	-	-	-	-	-	1,405	1,405

Balance as of June 30, 2018	423,868	40,279	-119,005	432,779	166,168	4,002	-47,835	660,991	1,561,247	-24	1,561,223
Balance as of December 31, 2018	423,868	40,279	-121,258	432,779	168,356	4,002	-15,948	519,285	1,451,363	-	1,451,363
Change in accounting policy	-	-	-	-	-	-	-	-15	-15	-	-15
Restated total equity as of January 1, 2019	423,868	40,279	-121,258	432,779	168,356	4,002	-15,948	519,270	1,451,348	-	1,451,348
Profit for the period	-	-	-	-	-	-	-	62,331	62,331	-	62,331
Other comprehensive income	-	-	-	-	-	-5,853	3,130	-	-2,723	-	-2,723
Total comprehensive income	-	-	-	-	-	-5,853	3,130	62,331	59,608	-	59,608
Appropriation of legal reserve	-	-	-	-	6,233	-	-	-6,233	-	-	-
Terminated dividends	-	-	-	-	280	-	-	-	280	-	280
Non-controlling interests	-	-	-	-	-	-	-	-	-	1	1
Balance as of June 30, 2019	423,868	40,279	-121,258	432,779	174,869	-1,851	-12,818	575,368	1,511,236	1	1,511,237

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 17, 2019